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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
416

SEC FILE NUMBER
8- 45393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2015_____ AND ENDING ____12/31/2015____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Financial Services Company

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

One National Life Drive

(No. and Street)

Montpelier	Vermont	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip G. Partridge Jr   802-229-7334
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.

(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500	Boston	Massachusetts	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Philip G. Partridge Jr_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sentinel Financial Services Company_____ , as of ___December 31_____ , 20 _15___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

___CFO & Financial Operations Principal___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)
Financial Statements with Supplementary
Information
As of and for the Year Ended
December 31, 2015

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2015



pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Sentinel Financial Services Company:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Sentinel Financial Services Company at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Financial Condition
As of December 31, 2015

		2015
Assets		
Cash and cash equivalents	$	8,424,022
Distribution fees receivable		1,228,944
Deferred commissions, net of amortization		368,852
Prepaid expenses and other assets		272,191
Property and equipment, net of depreciation		149,870
Commissions receivable		7,911
Other receivables		485
Receivables from affiliates		137,396
Total assets	$	10,589,671
Liabilities		
Service fees payable	$	886,459
Accounts payable and accrued expenses		554,875
Payable to affiliates		844,632
Bonus commissions payable		527,373
Total liabilities		2,813,339
Partners' capital		7,776,332
Total liabilities and partners' capital	$	10,589,671

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Operations
Year Ended December 31, 2015

		2015
Revenues		
Distribution fee income	$	15,659,054
Commissions		1,850,146
Investment income		1,443
Total revenues		17,510,643
Operating expenses		
Service fees		11,224,040
Salaries and employee benefits		6,104,445
Bonus commissions		3,516,674
General and administrative		4,199,094
Marketing support		2,340,420
Amortization of deferred commissions		973,430
Commissions		1,579,354
Total operating expenses		29,937,457
Partners' net loss	$	(12,426,814)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Changes in Partners' Capital
Year Ended December 31, 2015

	SAMI [1]	SFSI [1]	SASI [1]	Total
Balance, December 31, 2014	$ (212,753)	$ 2,415,899	$ -	$ 2,203,146
Partners' net loss	(8,741,936)	(3,243,062)	(441,816)	(12,426,814)
Partners' contributions	9,000,000	8,559,000	441,000	18,000,000
Transfer of partnership interest [2]	(61,149)	-	61,149	-
SFSI dissolution [2]	7,731,837	(7,731,837)	-	-
Balance, December 31, 2015	$ 7,715,999	$ -	$ 60,333	$ 7,776,332

[1] Sentinel Administrative Services, Inc. ("SASI") and Sentinel Financial Services, Inc. ("SFSI") are wholly-owned subsidiaries of Sentinel Asset Management, Inc. ("SAMI"). SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF").

[2] SFSI was dissolved as a legal entity on March 31, 2015. In order to accommodate the dissolution, SAMI initiated a capital contribution of its partnership interest of 4.9% in Sentinel Financial Services Company (the "Company" or the "Partnership") to SASI. Immediately following the capital contribution, SFSI was dissolved and SAMI assumed all of SFSI's remaining assets and liabilities as of the date of dissolution. The assets that were assumed by SAMI included SFSI's 95.1% partnership interest in the Company.

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Cash Flows
Year Ended December 31, 2015

	2015
Cash flows from operating activities	
Partners' net loss	$ (12,426,814)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:	
Depreciation	34,711
Deferred commissions	(728,391)
Amortization of deferred commissions	973,430
Changes in assets and liabilities:	
Distribution fees receivable	186,788
Prepaid expenses and other assets	58,332
Commissions receivable	(162)
Other receivables	972
Receivables from affiliates	(24,725)
Service fees payable	(385,872)
Accounts payable and accrued expenses	(519,495)
Payable to affiliates	(369,919)
Bonus commissions payable	(770,754)
Net cash (used in) operating activities	(13,971,899)
Cash flows from investing activities	
Cost of investments acquired	(127)
Purchase of furniture and equipment	-
Net cash (used in) investing activities	(127)
Cash flows from financing activities	
Contributions from partners	18,000,000
Net cash provided by financing activities	18,000,000
Net increase in cash and cash equivalents	4,027,974
Cash and cash equivalents	
Beginning of year	4,396,048
End of year	$ 8,424,022

The accompanying notes are an integral part of these financial statements.

1.   Organization and Operations

The Company is a Vermont General Partnership which was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a registered broker-dealer with the partners' capital held by SAMI and SASI as of December 31, 2015. The Company is a member of the Financial Regulatory Authority ("FINRA"). Pursuant to the Company's distribution agreement to serve as the principal underwriter of the Sentinel Group Funds, Inc. (the "Funds"), the Company earns fees from the distribution of shares of the Funds which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of NLVF subsidiaries. Commissions are earned on distribution of shares of the Funds.

Under the general partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% and 4.9% for SFSI and SAMI, respectively. SFSI was dissolved as a legal entity on March 31, 2015. In order to accommodate the dissolution, SAMI initiated a capital contribution of its 4.9% interest in the Partnership to SASI. Immediately following the capital contribution, SFSI was dissolved and SAMI assumed all of SFSI's remaining assets and liabilities as of the date of dissolution. The assets that were assumed by SAMI included SFSI's 95.1% interest in the Partnership and the partnership agreement was amended effective March 31, 2015 to reflect these changes.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the general partnership agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there are no positive net operating cash flows during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution fees are recognized in the period in which the services have been performed. These fees are earned based on a percentage of assets under management and are paid to the Company on a monthly basis.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees
Distribution fee revenue results from compensation related to the distribution of the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. Under the terms of an agreement with the Funds, the Company is paid on a monthly basis for these fees.

Deferred Commissions
Certain sales of the Sentinel Group Funds, as detailed in the prospectus, generate an advanced sales commission paid by the Company to the broker-dealer of record. These commissions are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. The Company records the payment to the broker-dealer initially responsible for the sale as a "Deferred Commissions, net of amortization" asset, which is then amortized over the contingent deferred sales charge ("CDSC") period, for "A" shares, and over the CDSC period or until redemption, whichever is shorter for the "C" shares. The CDSC period for "A" and "C" shares is the twelve month period after the initial sale.

Prepaid Expenses and Other Assets
Includes insurance, software maintenance, annual licensing fees, and represents payments in advance of services rendered. These advance payments are expensed as incurred. Other assets include escrow deposits held by the Company, to protect against overdraft positions, and a cost method investment in common stock.

Sentinel Financial Services Company
(A Vermont General Partnership)
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

2.   Significant Accounting Policies (continued)

Property and Equipment
Property and equipment is reported net of depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5
Furniture	7

Commissions
Commission revenue includes commissions earned on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker-dealer. A CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus.

A portion of the commission revenue recognized by the Company is paid by the Company as a commission expense to the broker-dealer initially responsible for the sale. The broker-dealers of record are either external to the Company or are registered representatives of Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF. This expense is described in the Funds' prospectuses as a dealer reallowance which varies based on the size and investment strategy of the mutual fund share(s) sold.

Other Receivables
Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from and Payables to Affiliates
Receivables from affiliates include expenses paid by the Company that are reimbursed by SASI and SAMI and settled in the normal course of business.

Payables to affiliates primarily consist of balances due to NLIC and NLVF, based on the intercompany expense sharing agreements with the corresponding companies, and revenue sharing fees to ESI. NLIC is a wholly-owned subsidiary of NLVF.

Service Fees
Service Fees represent the sales commission and service fees ("12b-1" fees) incurred to the broker-dealers of record to compensate for ongoing costs of servicing the shareholder.

Bonus Commissions
Bonus commissions consist of compensation earned by the Company's sales personnel.

2.   **Significant Accounting Policies (continued)**

Salaries and Employee Benefits
Salaries and employee benefits includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Investment Income
The Company's excess cash is invested in money market funds which earn income in the form of distributions from these funds. The Company also earns interest income on certain cash accounts.

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses included in general and administrative expenses are related to media advertising, creation of shareholder reports, sales conferences, and due diligence meetings. NLVF and its wholly-owned subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLIC and NLVF expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support
Marketing support consists of additional contractual payments to external broker-dealers or ESI which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Income Taxes
In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2015 and through the financial statement issuance date of February 25, 2016. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for nonpublic entities to fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is evaluating the effects of this new guidance and has not yet determined the impact on its Statement of Operations.

4. General and Administrative Expense

General and Administrative Expense is comprised of the following:

	2015
Travel	$ 1,011,637
Software maintenance contracts	486,576
Marketing, promotions & materials	299,323
Consulting	55,491
Advertising	233,295
Data systems	565,213
Printing, postage & supplies	331,852
Recruiting, licensing & training	183,801
Rent	239,888
Allocated expenses	164,480
Legal fees	281,842
Depreciation	34,711
Clearing fees	95,225
Insurance	46,325
Public accountant fees	48,900
Other	120,535
	$ 4,199,094

5. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Act"), as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See the Supplemental Schedule for the calculation of aggregate indebtedness and net capital.

5. Net Capital and Reserve Information (continued)

The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2015 are as follows:

Net Capital	$ 6,381,954
Aggregate indebtedness	2,813,339
Net capital requirement	187,556
Excess Net Capital	6,194,398
Percentage of aggregate indebtedness to net capital	44%

6. Exemption from Rule 15c3-3

The Company's business is limited to redeemable securities of registered investment companies and variable annuities. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3".

7. Property and Equipment

Property and equipment owned by the Company at December 31, 2015 comprise:

	2015
Property and equipment	$ 1,380,259
Accumulated depreciation	(1,230,389)
Net furniture and equipment	$ 149,870

Depreciation expense for the year ended December 31, 2015 was $34,711.

8. Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Distribution Fees Earned from the Sale of the Funds
Pursuant to the distribution agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge (front-end load) on the sales of the Funds' Class A-shares. During the fiscal year 2015, the Company recognized $1,733,406 in commission revenue from the sales of these shares and $38,145 in additional house commission revenue in instances where the Company is the broker-dealer of record on the accounts. Commission expenses incurred on A-shares totaled $1,579,354 in 2015.

Sentinel Financial Services Company
(A Vermont General Partnership)
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

8. Related Party Transactions (continued)

Commissions and Distribution Fees Earned from the Sale of the Funds (continued)
For the year ended December 31, 2015, the Company recognized $78,595 from CDSC assessed upon redemption from the Funds' "A" and "C" shares, which are included in commission revenue. Commission receivable due from the designated transfer agent for the Funds at December 31, 2015 was $7,911.

Under the terms of the Company's distribution plans with the Funds, the Company recognized a combined $15,659,054 from the Funds for providing distribution and other services for the year ended December 31, 2015. Of these amounts, $11,224,040 represents service fee expense incurred by the Company from ESI and external broker-dealers for services rendered. The balance due to the Company from the Funds for distribution fee revenue at December 31, 2015 was $1,228,944. The Company had a service fees payable balance of $886,459 to ESI and other external broker-dealers as of December 31, 2015.

For the year ended December 31, 2015, the Company paid $728,391 in deferred commissions on class "A" and "C" shares. These advanced commissions were paid to ESI and other external broker-dealers in the form of dealer reallowances.

Marketing Support
Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees to ESI, based on sales and assets under management, in exchange for the opportunity to provide education and marketing support. The marketing support fees for the year ended December 31, 2015 were $466,148. The balance due to ESI related to these fees was $38,615 for the year ended December 31, 2015 and is included in Payable to Affiliates.

Allocated Expenses
The Company is allocated a portion of expenses for personnel and other functions that are incurred by NLIC for the support of National Life Group's various affiliates and subsidiaries. The expenses allocated to the Company for these services, as per the NLIC expense sharing agreement, were $164,480 for the year ended December 31, 2015, and are included in the Company's general and administrative expenses.

The Company also shares employees and facilities with the affiliated companies of National Life Group. The Company was allocated $59,284 in occupancy expenses for the year ended December 31, 2015.

Payable to affiliates included $688,297 and $117,720 due to NLIC and NLVF, respectively, as of December 31, 2015. The payable balances are related to expense allocations, reimbursements for direct costs paid by NLIC on the Company's behalf and payroll and other employee costs.

8.   **Related Party Transactions (continued)**

Partners' Contributions
Historically, the Company has experienced losses from operations. The Company receives sufficient equity contributions from its partners to enable it to meet its contractual obligations as they become due. The Company's partners have made combined capital contributions of $18,000,000 for the year ended December 31, 2015.

9.   **Contingencies and Legal Matters**

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(A Vermont General Partnership)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

	2015
Net capital	
Total ownership equity from Statement of Financial Condition	$ 7,776,332
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	7,776,332
Deduct	
Securities and/or other investments not readily marketable	13,686
Investment in and receivables from affiliates, subsidiaries and associated partnerships	137,396
Property, furniture and equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation	149,870
Other assets	974,426
Total non-allowable assets	1,275,378
Net capital before haircuts on securities positions and other deductions	6,500,954
Less: Haircut on cash equivalents	(119,000)
Net capital	$ 6,381,954
Computation of aggregate indebtedness	
Accounts payable, accrued liabilities, expenses and other	2,813,339
Total aggregate indebtedness	$ 2,813,339
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 187,556
Excess net capital	$ 6,194,398
Net capital less 10% of aggregate indebtedness	$ 6,100,620
Percentage of aggregate indebtedness to net capital	44%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2015.



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Sentinel Financial Services Company

We have reviewed Sentinel Financial Services Company's assertions, included in the accompanying Sentinel Financial Services Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

One National Life Drive, Montpelier, Vermont 05604   sentinelinvestments.com

Sentinel Financial Services Company's Exemption Report

Sentinel Financial Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

Sentinel Financial Services Company

I, Philip G. Partridge, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Vice President & Chief Financial Officer, Financial Operations Principal

Date of report: _FEBRUARY 25, 2016_



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Sentinel Financial Services Company

We have reviewed Sentinel Financial Services Company's assertions, included in the accompanying Sentinel Financial Services Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



Sentinel
INVESTMENTS

One National Life Drive, Montpelier, Vermont 05604   sentinelinvestments.com

Sentinel Financial Services Company's Exemption Report

Sentinel Financial Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

Sentinel Financial Services Company

I, Philip G. Partridge, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title: Vice President & Chief Financial Officer, Financial Operations Principal

Date of report: _February 25, 2016_

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-

8-045393   FINRA   DEC   1/26/1993
SENTINEL FINANCIAL SERVICES CO
ATTN: GREG TEESE
ONE NATIONAL LIFE DR
MONTPELIER, VT 05604

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC
Mail Processing
Section

FEB 2 6 2016

Washington DC
416

Form SIPC-3

FY 2015_

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [X] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
    Interest on Assessments.
    ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
   (ii) its business as a broker-dealer is expected to consist exclusively of:
☒   (I)   the distribution of shares of registered open end investment companies or unit investment trusts;
☐   (II) the sale of variable annuities;
☐   (III) the business of insurance;
☐   (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _____ CCO _____ 12/27/14
   Authorized Signature/Title   Date

SIPC-3 2015

8-

8-045393   FINRA   DEC   1/26/1993
SENTINEL FINANCIAL SERVICES CO
ATTN: GREG TEESE
ONE NATIONAL LIFE DR
MONTPELIER, VT   05604

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
416

Form SIPC-3

FY 2015_

—

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i)   its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)   its business as a broker-dealer is expected to consist exclusively of:
☒   (I)   the distribution of shares of registered open end investment companies or unit investment trusts;
☐   (II)   the sale of variable annuities;
☐   (III) the business of insurance;
☐   (IV)   the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
   Interest on Assessments.
      ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.